Exhibit 12
STATEMENT RE COMPUTATION OF RATIOS
ASSOCIATED BANC-CORP
Computation of the Ratio of Earnings to Fixed Charges
($ in Thousands)

	Nine Months Ended Sept 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003

Earnings:
Income before income taxes	$203,218	$324,905	$419,194	$449,779	$469,859	$370,337	$321,716
Fixed charges, excluding interest on deposits	140,308	176,016	233,243	250,303	212,629	99,003	95,957
Fixed charges, including interest on deposits	347,212	480,691	636,596	614,256	425,681	217,239	219,079
Adjusted earnings, excluding interest on deposits	343,526	500,921	652,437	700,082	682,488	469,340	417,673
Adjusted earnings, including interest on deposits	550,430	805,596	1,055,790	1,064,035	895,540	587,576	540,795

Fixed Charges:
Total interest expense	$343,474	$477,151	$631,899	$609,830	$421,770	$214,495	$216,602
Interest on deposits	206,904	304,675	403,353	363,953	213,052	118,236	123,122
Interest expense component of net rent expense	3,738	3,540	4,697	4,426	3,911	2,744	2,477
Fixed charges, excluding interest on deposits	140,308	176,016	233,243	250,303	212,629	99,003	95,957
Fixed charges, including interest on deposits	347,212	480,691	636,596	614,256	425,681	217,239	219,079

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	2.45	2.85	2.80	2.80	3.21	4.74	4.35
Including interest on deposits	1.59	1.68	1.66	1.73	2.10	2.70	2.47